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Confidential

March 21, 2025

Attention:

Ms. Valeria Franks

Mr. Adam Phippen

Ms. Kate Beukenkamp

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Youlife Group Inc. (CIK No. 0002028177)
Response to the Staff’s Comments on Registration Statement on Form F-4
Filed on February 25, 2025
File No. 333-285178

Dear Ms. Franks, Mr. Phippen, Ms. Beukenkamp and Ms. Peyser:

On behalf of our client, Youlife Group Inc., an exempted company incorporated in the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 17, 2025 on the Company’s registration statement on Form F-4 filed with the Commission on February 25, 2025 (the “Registration Statement”). Concurrent with the submission of this letter, the Company is filing Amendment No.1 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately emailed you a courtesy copy of the Amended Registration Statement marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-4

Dilution, page 23

1.	In the introductory paragraph you reference “pro forma as adjusted net tangible book value per share after the Business Combination.” Please revise to remove references to “pro forma” and “after the Business Combination” as the table reflects neither.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 23 of the Amended Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin     beijing     boston    BOULDER    brussels    hong kong   london   los angeles   new york    palo alto
SALT LAKE CITY    san diego    san francisco    seattle    shanghai    washington, dc   wilmington, de

2.	Please revise the table to use Distoken’s most recent balance sheet filed, i.e. September 30, 2024. Refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 23 of the Amended Registration Statement.

3.	Please revise your calculation of Distoken’s net tangible book value to be total assets minus total liabilities. After doing so, please revise to include an adjustment for the cash paid in the November 2024 redemptions in your calculation of Distoken’s net tangible book value, as adjusted. As a result of the revisions, revise other impacted line items in the table as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 23 of the Amended Registration Statement.

4.	Both adjustments (3) and (4) reference interest earned. Please explain why it’s appropriate to adjust for interest earned twice.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 23 of the Amended Registration Statement and excluded the adjustment for interest earned.

5.	We reviewed your response to prior comment 2. We note that public shares have been redeemed. Please confirm that the related public rights were not redeemed or terminated and are still outstanding.

Response: In response to the Staff’s comment, the Company confirmed that the related public rights were not redeemed and are still outstanding. Please refer to the disclosure on page 24 of the Amended Registration Statement which states that “[h]olders of Rights will not have redemption rights.”

Material U.S. Federal Income Tax Considerations, page 169

6.	Please state here, as you do in Exhibit 8.1, that the disclosure under the heading Material U.S. Federal Income Tax Considerations is the opinion of Ellenoff Grossman & Schole LLP. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 167 of the Amended Registration Statement.

Material Cayman Islands Tax Considerations, page 177

7.	Please state here, as you do in Exhibit 5.1, that the disclosure in this section constitutes the opinion of Campbells. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 175 of the Amended Registration Statement.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1, page II-1

8.	It appears that the registration statement covers the 3,944,670 ordinary shares to be issued to Distoken shareholders. Please tell us why counsel has not opined on the legality of such shares, or revise the opinion accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that paragraphs (1), (2) and (3) on the first page of Campbells’ Exhibit 5.1 legal opinion sets out all the shares which Youlife Group Inc. is registering under the Registration Statement, including up to 62,783,862 Class A ordinary shares, US$0.0001 par value, of the Company (“Registered Shares”), which includes the 3,944,670 ordinary shares to be issued to Distoken’s shareholders upon the closing of the Business Combination (“Distoken Shares”). Exhibit 5.1 legal opinion opines on all the Registered Shares, including the Distoken Shares. Please refer to the Company’s response immediately below and the fee table in Exhibit 107 for the breakdown of the 62,783,862 Class A ordinary shares.

Exhibit 107

9.	We note that the Class B ordinary shares covered by this registration statement are not included in the filing fee table; please revise or tell us why this is appropriate. In addition, we note that the table covers 70,000,000 in ordinary shares, however it appears that the registration statement covers more than that amount; please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the layout of the fee table in Exhibit 107 to specify that the Class A ordinary shares (including those represented by the ADSs) and the Class B ordinary shares are all included. Specifically, Class A ordinary shares (including those represented by the ADSs) include 3,944,670 + 58,839,192 = 62,783,862 shares, the Class B ordinary shares include 11,160,808 shares, and the Class A ordinary shares represented by the ADS issuable upon exercise of warrants include 7,617,500 shares, which are equal to the type and number of shares on the registration statement cover.

General

10.	We note your disclosure regarding the exclusive forum provision in the warrant. Please advise as to where this provision is located in the warrant.

Response: In response to the Staff’s comment, the Company advises the staff that the exclusive forum provision is set forth in Section Clause 9.3 (Applicable Law) of Exhibit 4.1 – Warrant Agreement between Distoken and a warrant agent, which states that any action, proceeding or claim against Distoken arising out of or relating in any way to such agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Pursuant to Exhibit 4.8 – Assignment, Assumption and Amendment to Warrant Agreement to be entered into by and among Distoken, the Company and the warrant agent, the Company will be added as a party to the Warrant Agreement effective upon the closing of the Business Combination. In connection therewith, the Company assumes and agrees, from and after the closing of the Business Combination, to pay, perform, satisfy and discharge in full, as the same become due, all of Distoken’s liabilities and obligations under the Warrant Agreement and the Warrants (and thus including the exclusive forum provision).

***

If you have any questions regarding the Amended Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lidong Zhu, Chief Financial Officer, Youlife Group Inc.

Jian Zhang, Chairman and Chief Executive Officer, Distoken Acquisition Corporation

K. Ronnie Li, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP